FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

August 19, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 19, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the start of regional airborne geophysical survey for the Cordillera del Condor region of northern Peru.

Item 5.	Full Description of Material Change

The Issuer reports that  regional airborne geophysical survey equipment has been delivered to Minera Afrodita’s base camp in the Cordillera del Condor region of northern Peru.  Calibration flights are in progress and surveying will begin in the coming days.  The Issuer has a right to acquire 100% of Minera Afrodita.

Geophysical Survey Details

The 2009 Lucero discovery was achieved by the recognition and field evaluation of coincident magnetic and electromagnetic anomalies.  The 2010 geophysical survey is designed to collect the same magnetic and electro-magnetic data, but will incorporate a third radiometric component that could help identify porphyry mineralization in the belt.

Geophysical surveying will permit rapid screening of 900-square-kilometres with zero environmental impact (Figure 1).

Adding Value

Undertaking a survey of this kind is the most efficient way to create value in large, otherwise unexplored areas.

Mineral Afrodita’s 2008 geophysical survey provided the first geophysical dataset for the Peruvian portion of the Cordillera del Condor and facilitated the 2009 Lucero Discovery.  Afrodita technical staff has experience investigating geophysical anomalies on the ground, understand target geophysical responses, and are in a unique position to identify high-potential exploration targets from the 2010 survey.  This experience will facilitate rapid field evaluation of geophysical anomalies within the larger Cordillera del Condor property.

Cordillera del Condor Background

The Cordillera del Condor District (Figure 2) has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border historical small-scale but high-grade gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (171 million indicated tonnes at 0.51% copper, 0.09 g/t gold plus 46 million inferred tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated resources of  0.58 million ounces gold at 12.4 g/t gold plus an inferred resource of  0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective company’s public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and a director.

Figure 2:  Cordillera del Condor Project Area in northern Peru

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding the Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe the Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

August 23, 2010